SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-33129

Allot Communications Ltd.
(Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On November 8, 2011, we entered into an underwriting agreement, or the Underwriting Agreement, with Merrill Lynch, Pierce, Fenner & Smith Incorporated as representative of the several underwriters named therein, or the Underwriters, relating to an underwritten public offering, or the Offering, of 5,500,000 ordinary shares. The offering price to the public is $14.25 per share, and the Underwriters have agreed to purchase the shares from us pursuant to the Underwriting Agreement at a price of $13.4663 per share. After underwriting discounts and commissions and estimated offering expenses, we expect to receive net proceeds of approximately $73.8 million, assuming no exercise by the Underwriters of their 30-day over-allotment option, which we granted to the Underwriters under the terms of the Underwriting Agreement, for the purchase of up to an additional 825,000 ordinary shares to cover over-allotments, if any. The Offering is expected to be completed on November 15, 2011, subject to customary closing conditions.

We intend to use the net proceeds from the Offering for general corporate purposes, including working capital and potential acquisitions.

The foregoing description of the Offering is only a summary and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 to this Form 6-K.

The Offering is being made pursuant to our effective registration statement on Form F-3 (File No. 333-171053), previously filed with the Securities and Exchange Commission, or SEC. We have filed a final prospectus supplement dated November 8, 2011 relating to the Offering with the SEC.

Additionally, on November 9, 2011, we issued a press release announcing the pricing of the Offering, which is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

All statements included or incorporated by reference in this Form 6-K, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry and business, management’s beliefs and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “projects,” “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. More information about the risks, uncertainties and assumptions that may impact our business is set forth in our annual report on Form 20-F and in the prospectus supplement. All forward-looking statements in this Form 6-K are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLOT COMMUNICATIONS LTD.

Date: November 9, 2011	By:	/s/ Nachum Falek
Name: Nachum Falek
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

1.1
Underwriting Agreement dated as of November 8, 2011 by and between Allot Communications Ltd. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representative of the several underwriters named therein.

5.1	Opinion of Doron Faibish, Adv., General Counsel & Corporate Secretary of Allot Communications Ltd.

23.1	Consent of Doron Faibish, Adv., General Counsel & Corporate Secretary of Allot Communications Ltd. (included in Exhibit 5.1)

99.1	Press Release dated November 9, 2011, entitled “Allot Communications Announces Pricing of Ordinary Shares Offering.”